

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

April 27, 2005

via facsimile and U.S. mail
Mr. Peter C. Dougherty
Vice President and Chief Financial Officer
9670 Gateway Drive
Reno, NV 89521-3952

> Re: **Meridian Gold, Inc.**
> Form 40-F for the year ended December 31, 2004
> File No. 1-12003

Dear Mr. Dougherty:

We have reviewed the above filings and have the following comments. Our review has been limited to your financial statements and the related disclosures in Management's Discussion and Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

40-F for the year ended December 31, 2004

Narrative Description of the Business

Accounting for the Impairment of Long-Lived Assets, page 12

1.   We note that you have accounted for the purchase of Brancote Holdings PLC using the purchase method of accounting. In doing so, you state that you have allocated the purchase price and associated deferred tax assets into two categories: "first, based on proven and probable reserves and second, based upon future potential resource enhancement at the site." Please tell us how you came to the conclusion to allocate the purchase price in this manner and explain why no amounts were allocated to goodwill as a result of the purchase. In your response, specifically cite the literature you believe applies to this accounting. Address both US and Canadian GAAP in your response.

Esquel, page 20

2.   We understand that the exploration and development activities of the Esquel project have been "put on hold after local opposition to the mine led to a non-binding referendum wherein a majority of Esquel's citizens voted against the mine." Explain how you were able to conclude economic feasibility of the project given continued local opposition. Please tell also us how you have determined that the assets associated with this project are not impaired, and that there are proven and probable reserves.

Legal Proceedings, page 30

3.   We note that you have recorded an environmental liability for the implementation of programs proposed in the closure plan of the Royal Mountain King mine. Please explain how you have determined that the amounts accrued are sufficient. Tell us the assumptions used to estimate the recorded liability and range of probable loss.

Management's Discussion and Analysis

Results of Operations, page 19

4.   We understand that you recognize the sale of silver as a by-product reducing operating costs when the metal is sold. Please disclose the amount credited to cost of sales for each of the years presented. Additionally, please expand your MD&A to indicate the impact by-product sales have on the profitability of the business and the trend levels of production you expect to experience in future periods.

Financial Statements

Statement of Operations, page 26

5.   We note that you have reported a separate line item for depreciation, depletion and amortization on the face of your statement of operations. If the amount reported as cost of goods sold is exclusive of depreciation, depletion and amortization, expand your disclosure under the cost of goods sold caption and elsewhere in the document where you present cost of sales to comply with the guidance in SAB Topic 11:B.

Statement of Cash Flows, page 28

6.   We note in your reconciliation of net earnings to net cash provided by operating activities that you present a subtotal of net income and various charges and credits above total net cash from operating activities. Support your disclosure of this subtotal under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation.

Note 1- Significant Accounting Policies

(e) Cash, Short-Term Investments, and Long-Term Investments, page 29

7.   We note that your investments include taxable auction rate securities. Expand your disclosure to clarify how you account for and where these investments are classified on the balance sheet. Please expand your disclosure to define what an auction rate security is, how its value is determined, and where the change in value is recorded in the financial statements. Address your accounting for both US and Canadian GAAP.

(f) Inventory, page 29

8.   We understand that you value inventory of stockpiled ore using the lower of the average production cost using the LIFO method or net realizable value. Please expand your disclosure to include the nature of cost elements and determination of amounts included in cost of goods sold.

(g) Mineral Property, Plant, and Equipment page 29

9.   With respect to the use of units-of-production based amortization method for mineral properties, please clarify the definition of a "unit" and when a unit is considered "produced" to trigger recording depreciation, depletion and amortization expense.

(m) Mineral Exploration and Development Costs, page 31

Meridian Gold, Inc.
April 27, 2005
page 4

10.   Explain what you mean by your statement, "Development costs applicable to mineralized
        properties deemed capable of commercial production….are capitalized and amortized…"
        Additionally, explain why this accounting policy does not result in a reconciling
        difference between US and Canadian GAAP.

Note 16- Commitments and Contingencies

        (c) Exploration Commitments, page 42

11.   We understand that you have entered into option agreements requiring you to incur
        exploration expenditures and make option payments by certain dates with respect to the
        El Pavon property. Please explain why there are no amounts associated with the option
        agreements in the table of 'Contractual Commitments and Contingent Liabilities' under
        the heading 'Liquidity and Capital Resources,' on page 21, of the MD&A.

Note 17- Reconciliation of Canadian and U.S. Generally Accepted Accounting Principles, page 44

12.   We understand that it is common to enter into what is commonly referred to in the
        industry as provisionally-priced metals contracts.   As you may know, under U.S GAAP,
        embedded derivatives are separated from the "host contract" and measured at fair value
        with gains or losses recognized in earnings. Further, note that under U.S GAAP,
        provisionally priced revenue should be measured using the forward rate. Please tell us
        how you have considered the applicable guidance in the preparation of your
        reconciliation to U.S. GAAP. Refer to Topic VII of the September 25, 2002 AICPA SEC
        Regulations Committee meeting highlights, at the following website address:
        http://www.aicpa.org/download/belt/2002_09_25_highlights.pdf for US GAAP.

13.   We understand from your income tax policy disclosure in Note 1 on page 31 that you
        measure deferred tax assets and liabilities using "substantively enacted" tax rates. Please
        clarify the nature of circumstances surrounding "substantially enacted" tax rates and why
        you believe it is appropriate to use them. Address EIC 111 in your response with respect
        to Canadian GAAP. Additionally, explain to us why this has not resulted in a reconciling
        difference between US and Canadian GAAP.

14.   In your reconciliation to U.S. GAAP, describe and quantify each material variation as a
        separate reconciling item.

Closing Comments

        As appropriate, please amend your filing(s) and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of amendment(s) to expedite our review. Please furnish a cover letter with
your amendment(s) that keys your responses to our comments and provides any requested

supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment(s) and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing(s) reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

> the company is responsible for the adequacy and accuracy of the disclosure in the filing(s);

> staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

> the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing(s) or in response to our comments on your filing(s).

You may contact Tracie Towner at (202) 824-5673 or Jill Davis, Branch Chief Accountant, at (202) 980-7564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director